UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Remediation Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75954P102

(CUSIP Number)

Jianzhong Zuo, c/o China LianDi Clean Technology Engineering Ltd.
4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road, Haidian District,
Beijing, 100089  China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 75954P102	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Jianzhong Zuo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,523,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,523,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,523,280 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (2)
14	TYPE OF REPORTING PERSON* IN

(1)  Includes 10,684,660 shares of common stock held by China LianDi Energy Resources Engineering Technology Ltd. and 6,838,620 shares of common stock held by Hua Shen Trading (International) Ltd.  Mr. Zuo holds sole voting and dispositive power over the shares of common stock held by each of these entities.  Mr. Zuo has no pecuniary interest in the shares held by Hua Shen Trading (International) Ltd.

(2) Based on 29,358,772 shares of common stock outstanding as reported in Remediation Services, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

CUSIP No. 75954P102	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON China LianDi Energy Resources Engineering Technology Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,684,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,684,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,684,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (1)
14	TYPE OF REPORTING PERSON* CO

(1) Based on 29,358,772 shares of common stock outstanding as reported in Remediation Services, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

CUSIP No. 75954P102	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Hua Shen Trading (International) Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,838,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,838,620
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,838,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% (1)
14	TYPE OF REPORTING PERSON* CO

(1) Based on 29,358,772 shares of common stock outstanding as reported in Remediation Services, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

CUSIP No. 75954P102	13D	Page 5 of 9 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of Remediation Services, Inc., a Nevada corporation (the “Company”).  The address of the Company's principal executive office is 4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Jianzhong Zuo (“Mr. Zuo”), China LianDi Energy Resources Engineering Technology Ltd. (“LianDi Energy”) and Hua Shen Trading (International) Ltd. (“Hua Shen”) (collectively the “Reporting Persons”), as shareholders of the Company.

(b) The business address and principal office of the Reporting Persons is 4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China.

(c) Mr. Zuo is the Chairman, Chief Executive Officer and President of the Company.  Mr. Zuo is a director and the sole stockholder of LianDi Energy.  Mr. Zuo is a director of Hua Shen. LianDi Energy serves as a holding company with respect to Mr. Zuo’s investment in the Company.  Hua Shen serves as a holding company with respect to the investment in the Company of SJ Asia Pacific Ltd., one of the Company’s stockholders.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Zuo is a citizen of China.  Each of LianDi Energy and Hua Shen is a company incorporated under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds and Other Consideration.

On February 26, 2010, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with (i) China LianDi Clean Technology Engineering Ltd. (“China LianDi”) and China LianDi’s shareholders, including LianDi Energy, Hua Shen and SJ Asia Pacific Ltd., who together with certain other shareholders of China LianDi, owned shares constituting 100% of the issued and outstanding ordinary shares of China LianDi (the “China LianDi Shares”), and (ii) Reed Buley, the Company’s former principal stockholder. Pursuant to the terms of the Exchange Agreement, the China LianDi shareholders transferred to the Company all of the China LianDi Shares in exchange for 27,354,480 shares of Common Stock (such transaction, the “Share Exchange”).  As a result of the Share Exchange, China LianDi became a wholly-owned subsidiary of the Company.  The Reporting Persons acquired their shares of Common Stock in exchange for the China LianDi Shares pursuant to the Share Exchange.

CUSIP No. 75954P102	13D	Page 6 of 9 Pages

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010 and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The purpose of the Share Exchange was for the Company to obtain 100% ownership of China LianDi, which through its subsidiaries, has business operations in China, and for the China LianDi shareholders, inclusive of the Reporting Persons, to obtain an 85.7% controlling interest in the Company.

As of the date of this Schedule 13D, other than Mr. Zuo’s activities as a member of the board of directors of the Company, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) The Reporting Persons beneficially own an aggregate of 17,523,280 shares of Common Stock, representing approximately 59.7% of the total issued and outstanding shares of Common Stock.  LianDi Energy beneficially owns an aggregate of 10,684,660 shares of Common Stock, representing approximately 36.4% of the total issued and outstanding shares of Common Stock.  Hua Shen beneficially owns an aggregate of 6,838,620 shares of Common Stock, representing approximately 23.3% of the total issued and outstanding shares of Common Stock.  Although Mr. Zuo directly owns none of the Common Stock, he may be deemed to be the beneficial owner of the shares of Common Stock held by each of LianDi Energy and Hua Shen pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.  Mr. Zuo has no pecuniary interest in the shares held by Hua Shen.

(b) Mr. Zuo has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of an aggregate of 17,523,280 shares of Common Stock held by LianDi Energy and Hua Shen.

(c) Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

CUSIP No. 75954P102	13D	Page 7 of 9 Pages

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company entered into a make good escrow agreement (the “Securities Escrow Agreement”) with its investors (the “Investors”) in a private placement that closed immediately following the consummation of the Share Exchange, pursuant to which LianDi Energy delivered into an escrow account 1,722,311 shares of Common Stock to be used as a share escrow for the achievement by the Company of a fiscal year 2011 net income performance threshold of $20.5 million. With respect to the 2011 performance year, if the Company achieves less than 95% of the 2011 performance threshold, then the escrowed shares for such year will be delivered to the Investors in the amount of 86,115.55 shares (rounded up to the nearest whole share and pro rata based on the number of shares of the Company’s Series A Preferred Stock owned by such Investor at such date) for each full percentage point by which such threshold was not achieved up to a maximum of 1,722,311 shares.

The foregoing description of the Securities Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Escrow Agreement, attached as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.:	Title:
2.1	Share Exchange Agreement dated February 26, 2010 (1)
10.3	Securities Escrow Agreement dated February 26, 2010 (2)
99.1	Joint filing agreement
_________________

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

(2) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 12, 2010

By:	/s/ Jianzhong Zuo
Name:	Jianzhong Zuo

CHINA LIANDI ENERGY RESOURCES ENGINEERING TECHNOLOGY LTD.

By:	/s/ Jianzhong Zuo
Name:	Jianzhong Zuo
Title:	Director

HUA SHEN TRADING (INTERNATIONAL) LTD.

By:	/s/ Jianzhong Zuo
Name:	Jianzhong Zuo
Title:	Director